Bright Ventures LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Income	0.00
Services	433,364.08
Total Income	**$433,364.08**
Cost of Goods Sold	
Contractors	186,135.75
Electrical	678.00
Mechanical	200.00
Plumbing	12,000.00
Total Contractors	**199,013.75**
Job Materials	84,303.56
Total Cost of Goods Sold	**$283,317.31**
GROSS PROFIT	**$150,046.77**
Expenses	
Accountant	250.00
Advertising & Marketing	4,904.09
Ask My Accountant	0.00
Bank Charges & Fees	276.45
Car & Truck	912.84
Contractor Transportation	722.77
Fuel	1,300.93
Parking	372.00
Rental Trucks	1,003.39
Total Car & Truck	**4,311.93**
Continuing Education	2,085.60
Depreciation Expense	49,977.00
Design	4,962.50
Equipment Rental	0.00
Insurance	2,905.45
Auto Insurnace	1,440.00
Total Insurance	**4,345.45**
Interest Paid	1,336.84
Job Supplies	18.26
Labor	6,510.00
Legal & Professional Services	3,415.00
Bookkeeping Services	1,225.00
Total Legal & Professional Services	**4,640.00**
Meals & Entertainment	2,296.76
Miscellaneous Expenses	235.00
Office Expense	1,708.31

Bright Ventures LLC

Profit and Loss
January - December 2021

	TOTAL
Other Business Expenses	3,538.81
Payroll Expenses	
940 Federal Unemployment	76.20
941 Payroll Tax Expense	3,599.97
DC Paid Family Leave	291.77
DC State Unemployment	426.30
Taxes	22.37
Wages	47,058.37
Total Payroll Expenses	**51,474.98**
Payroll Service Fees	217.23
QuickBooks Payments Fees	277.63
Rent - Office Space & Storage	3,300.00
Taxes & Licenses	
DC Taxes	800.00
Total Taxes & Licenses	**800.00**
Telephone	1,656.00
Tools & Small Equipment	0.00
Travel	630.58
Total Expenses	**$149,753.42**
NET OPERATING INCOME	**$293.35**
NET INCOME	**$293.35**

Bright Ventures LLC

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Inspection	603.00
Operating (3106)	15,334.42
Project 1 (7990)	0.00
Project 2 (8006)	110.00
Project 3 (1363)	0.00
Tax (1907)	0.00
Total Bank Accounts	**$16,047.42**
Accounts Receivable	
Accounts Receivable (A/R)	19,130.75
Total Accounts Receivable	**$19,130.75**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$35,178.17**
Fixed Assets	
Accumulated Depreciation	-49,977.00
Bunker Hill	84,114.00
Total Fixed Assets	**$34,137.00**
TOTAL ASSETS	**$69,315.17**

Bright Ventures LLC

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	2,900.00
Total Accounts Payable	**$2,900.00**
Credit Cards	
Chase Credit Card - Parent Account	-4,150.00
Chase Credit Card Alex Equivel	12,216.40
J. NIERNBERGER (8863)	-70,978.66
N. JACOBS (4802)	86,679.16
Total Chase Credit Card - Parent Account	**23,766.90**
Chase Credit Card 8855	11,859.43
Total Credit Cards	**$35,626.33**
Other Current Liabilities	
Direct Deposit Payable	0.00
District of Columbia Treasurer Payable	77.85
Payroll Liabilities	
DC Income Tax	350.64
DC Paid Family Leave	-237.01
DC Unemployment Tax	43.50
Federal Taxes (941/944)	1,004.38
Federal Unemployment (940)	76.20
Total Payroll Liabilities	**1,237.71**
Total Other Current Liabilities	**$1,315.56**
Total Current Liabilities	**$39,841.89**
Total Liabilities	**$39,841.89**
Equity	
Officer's Pay & Personal Expenses	0.00
Owner's Investment	146,155.59
Retained Earnings	-116,975.66
Net Income	293.35
Total Equity	**$29,473.28**
TOTAL LIABILITIES AND EQUITY	**$69,315.17**

Bright Ventures LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	293.35
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-19,130.75
Accumulated Depreciation	49,977.00
Accounts Payable (A/P)	-2,500.00
Chase Credit Card - Parent Account:Chase Credit Card Alex Equivel	12,216.40
Chase Credit Card - Parent Account:J. NIERNBERGER (8863)	-36,037.10
Chase Credit Card - Parent Account:N. JACOBS (4802)	36,404.45
Chase Credit Card 8855	-1,722.80
Direct Deposit Payable	0.00
District of Columbia Treasurer Payable	77.85
Payroll Liabilities:DC Income Tax	570.64
Payroll Liabilities:DC Paid Family Leave	75.18
Payroll Liabilities:DC Unemployment Tax	43.50
Payroll Liabilities:Federal Taxes (941/944)	1,004.38
Payroll Liabilities:Federal Unemployment (940)	76.20
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**41,054.95**
Net cash provided by operating activities	**$41,348.30**
INVESTING ACTIVITIES	
Bunker Hill	-84,114.00
Net cash provided by investing activities	**$ -84,114.00**
FINANCING ACTIVITIES	
Officer's Pay & Personal Expenses	9,450.00
Owner's Investment	40,542.10
Retained Earnings	-268.00
Net cash provided by financing activities	**$49,724.10**
NET CASH INCREASE FOR PERIOD	**$6,958.40**
Cash at beginning of period	9,089.02
CASH AT END OF PERIOD	**$16,047.42**